Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of Helix BioPharma Corp. (the “Company” or “Helix”) for the years ended July 31, 2011, 2010 and 2009 and the accompanying notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and depict values that are in Canadian currency unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development, including the focus of the Company on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b (cervical lesions indication); and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including but not limited to, extension of the drug candidates to other indications; its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 and its plans to at least initiate these trials; its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support for such trials; its clinical trial application (“CTA”) filing for its European Phase III clinical trial; indications and therapeutic and market opportunities for the two drug candidates; the nature, design and timing of future clinical trials, and commercialization plans; (ii) future expenditures and sufficiency of the Company’s cash reserves and expected cash flow from operations; (iii) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses; and (iv) accounting policies for future application. Forward-looking statements can further be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intended”, “continues”, “opportunities”, “anticipated”, “2011”, “2012”, “next”, “ongoing”, “pursue”, “to seek”, “proceed”, “objective”, “estimate”, “future”, “wish”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions have been applied in making forward-looking statements in this MD&A, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions); the timing of the U.S. and Polish clinical studies for L-DOS47, including, but not limited to, estimates of patient recruitment and drop-out rates and our assumption that the studies will not be terminated early or suspended whether due to serious adverse events, withdrawal of regulatory approval or otherwise; the timely and successful completion of all pre-study logistical preparations for our Polish Phase I/II study; the timely provision of services and supplies or other performance of contracts by third parties; future revenue and costs; and the timely receipt of required regulatory approvals, necessary financing and strategic partner support.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including without limitation, the risk that the Company’s assumptions may prove to be incorrect; the risk that the Company may not be able to obtain financing necessary to continue its business; clinical trials may not commence or complete within anticipated timelines or may fail; third party suppliers of necessary services or of drug product and other materials may fail to perform which could cause delay or cancellation of the Company’s research and development or distribution activities; necessary regulatory approvals may not be granted or may be withdrawn; the Company may not be able to secure necessary strategic partner support; general economic conditions, intellectual property and insurance risks; and other risks and uncertainties referred to later in this MD&A under the headings “Risks and Uncertainties” and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company primarily focused in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of product revenue from the distribution in Canada of Klean-Prep®1, Orthovisc®1, Monovisc®1, Immunovir®1 and Normacol®1. The Company commenced distribution of Monovisc® in the first quarter of fiscal 2010. The Company will cease distribution of Normacol® once current inventory runs out. In the last three fiscal years, revenue from sales of Normacol® represented 3.7% or less of the Company’s total product revenue.

Until December 1, 2010, the Company also received royalty payments from Helsinn-Birex Pharmaceuticals Limited (“Helsinn”) relating to its license of the Company’s Klean-Prep® technology. On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep® for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep® by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule to start immediately following the U.S. commercialization of Klean-Prep®. The agreements with Helsinn are effective December 1, 2010 and as a result, Helix no longer earns royalty revenue associated with Klean-Prep®.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. The Company’s current capital resources are insufficient to execute all of its planned clinical trials, consisting of the planned U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 and the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below. Helix announced on February 7, 2011 that it received approval from the U.S. Food and Drug Administration (“FDA”) to conduct its planned U.S. Phase I clinical study with L-DOS47, and on July 25, 2011, Helix announced it received approval from the Central Register of Clinical Trials at the Polish Ministry of Health to perform its planned Polish Phase I/II clinical study. The Company plans to prioritize its current capital resources to initiating these studies. The Company will require additional capital in order to see both studies through to completion. If the amount of capital raised is insufficient to fund all of the Company’s research and development initiatives, management will be required to delay or discontinue one or more of its product development programs. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Liquidity and Capital Resources below.

Discussed below is a summary of the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. Please see the Company’s recently filed fiscal 2011 Form 20-F at www.sedar.com and at www.sec.gov for a further discussion of these drug candidates. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production and distribution or whether commercial production and distribution will occur at all.

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channelling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise.

DOS47 – A broad anti-cancer therapeutic candidate

DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, we believe DOS47 will modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Helix believes that DOS47 stimulates an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. This acidic environment can also reduce the effectiveness of some commonly used anti-neoplastic agents and therefore impede treatment directly. The local production of ammonia at the site of cancerous tissues is thought by us to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, we believe the enzymatic action of urease at the site of cancerous cells is believed to be repetitive

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1 Klean-Prep® is a registered trademark in the U.S. and Canada owned by Helix BioPharma Corp. Orthovisc® is a US and Canadian registered trademark of Anika Research, Inc. and Anika Therapeutics, respectively. Monovisc® is a Canadian registered trademark of Anika Therapeutics. Imunovir® is a U.S. and Canadian registered trademark of Newport Pharmaceuticals Ltd. Normacol® is a Canadian registered trademark of Norgine Limited.

and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s contract manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded eleven DOS47-related patents outside of the U.S. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or radiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the non-small cell lung cancer-specific antibody component of L-DOS47. The Company is exploring antibodies that target tumor vasculature and antigens that might be important for pancreatic cancer. The Company has prepared laboratory-scale DOS47 immunoconjugate product candidates and continues to conduct in vitro and pilot animal efficacy research studies with these product candidates. The Company has not yet initiated formal preclinical investigations with these new DOS47 immunoconjugate product candidates, pending the outcome of its ongoing research studies and the need for further capital before doing so.

L-DOS47

L-DOS47 is the first targeted therapeutic immunoconjugate under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).

We believe L-DOS47 is unique among cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

L-DOS47 is designed to act in a targeted manner, affecting NSCLC cells preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes a highly specialized camelid-derived single domain antibody, designed to identify a unique CEACAM6 antigenic site associated with NSCLC cells and predominantly those of the adenocarinoma type. In 2005, Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A more detailed description of this agreement can be found in the Company’s fiscal 2011 Form 20-F. A patent application in respect of the antibody has been filed in Canada, the United States and other countries. As announced on March 2, 2011, the NRC was issued a U.S. patent in respect of the antibody.

On February 7, 2011 Helix announced it received approval by the U.S. FDA to conduct its planned U.S. Phase I clinical study with L-DOS47, and on July 25, 2011, Helix announced it received approval from the Central Register of Clinical Trials at the Polish Ministry of Health to perform its planned European Phase I/II clinical study.

The U.S. Phase I study is expected to be primarily a safety study in patients with refractory solid tumors of any type. In addition, the study design has recently been enhanced to include an expansion population at the end of the study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous Stage IIIb/IV NSCLC in order to assess preliminary efficacy. The European Phase I/II study, by comparison, is expected to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous stage III/IV NSCLC. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with certain common chemotherapy drugs (i.e., vinorelbine with or without cisplatin) and common radiation therapy. Both studies will be of an open-label design, allowing for periodic status updates through the course of the studies. These two studies are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of possible therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications, however, no such clinical testing is planned currently. Further information regarding these studies is contained in Helix’s Annual Report on Form 20-F filed with the SEC at www.sec.gov and with Canadian regulatory authorities on SEDAR at www.sedar.com.

The Company plans to prioritize its current capital resources to at least initiate these two studies, even though it will require additional capital in order to see both studies through to completion. Raising sufficient capital is not assured. See below, Liquidity and Capital Resources and Risks and Uncertainties – Need for additional funding. The Company has gathered the required third-party service provider costing proposals to execute its Polish Phase I/II study, and it has committed the funds necessary to commence this study.

The Company had announced in July, 2011 that it would proceed with its remaining pre-study logistical preparations, with a view to commencing clinical site initiation and patient recruitment activities for its Polish Phase I/II clinical study in the fall of this year. As at the date of this MD&A, pre-study logistical preparations are still ongoing and patient recruitment will likely be postponed to the upcoming year. Preparations are underway for the U.S. Phase I study, also with a view to initiating patient recruitment in the upcoming year. The Company is still in the process of gathering the required third-party service provider costing proposals to execute its planned U.S. Phase I study, but has not yet committed the funds necessary to do so. As was reported in the Company’s MD&A for the third quarter of fiscal 2011, the Company has refined its study timeline estimates based on discussions with its third-party service providers for both trials, and now estimates that its planned U.S. Phase I and Polish Phase I/II studies will have durations of not less than 30 and 36 months after commencement of patient enrolment, respectively, followed by analysis and reporting of the study results in each case. These estimates are based on a number of assumptions, including without limitation, that the Company will obtain the requisite financing to complete the studies in a timely manner, and the studies will be completed in accordance with current schedules. Such schedules are in turn based upon certain estimates, including patient availability, recruitment rate, and the number of patients required to reach the maximum tolerated dose. There can be no assurance that any of these assumptions or estimates will be realized, or that other risks and uncertainties will not occur, and the actual duration of the studies could differ materially from these estimates. The studies may also be terminated early or suspended due to a number of risks, including without limitation, lack of financing, poor interim results, the occurrence of serious adverse events, failure to obtain sufficient quantities of study drugs and other events beyond our reasonable control. Suspension or early termination of our trials due to adverse events could have a material adverse effect on the Company. See also “Risks and Uncertainties".

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. While Helix has planned to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients before doing so, a strategic alliance may be established at any point in the development process, if available and the Company considers it advantageous to do so.

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of certain skin/mucosal lesions caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections and is linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology. The BiphasixTM technology is designed to facilitate the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well-established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b for dermatological applications.

In December 2000, the Company signed an agreement with Schering Corporation (“Schering”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b approved development program. The Company may require additional interferon alpha-2b beyond this quantity, which will require Schering’s written approval. In 2009, Schering became a subsidiary of Merck & Co. Inc., following Merck’s merger with former parent company Schering-Plough Corporation. A more detailed description of this agreement can be found in the Company’s fiscal 2011 Form 20-F.

Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)

Helix achieved positive results in 2007 from a Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Summary results of this study are reported in Helix’s fiscal 2011 Form 20-F. Following this study, Helix conducted a Phase II pharmacokinetic study in 14 women with low-grade CIN 1 or CIN 2 cervical lesions on colposcopic directed biopsy. On October 21, 2010, Helix announced positive efficacy and safety findings from the study. Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous, low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment. Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

Having successfully completed the pharmacokinetic study, Helix plans to progress to randomized, placebo-controlled double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. On October 19, 2010, Helix announced it had filed its IND with the FDA for the planned U.S. Phase II/III trial and provided further particulars of its proposed trial design in such announcement. On November 19, 2010, Helix provided a status update on this IND application, indicating that it had been placed on “clinical hold” by the FDA pending submission of satisfactory additional product analytical information by Helix. On October 12, 2011, Helix announced that it had filed its complete response to the FDA’s “clinical hold” issues, and continues to await FDA review. Helix is also continuing its activities toward filing its CTA for a European Phase III trial. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase III trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication. Helix intends to conduct the European trial in Germany or another

European country, which has not yet been determined. In fiscal 2010, Helix completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b.

In addition to needing regulatory approvals and sufficient financing to conduct the proposed U.S. and European trials, the Company also requires strategic partner support prior to proceeding with the trials. If the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with the trials without sufficient funding beyond the Company’s current capital resources and strategic partner support. Regulatory approval, raising of sufficient capital or securing suitable strategic partner support are not assured. Obtaining strategic partner support may also involve revising our agreement with Schering, which will require their consent. Helix is postponing hiring the necessary contract research organizations and study support resources to execute the proposed U.S. Phase II/III and European Phase III trials until after the necessary regulatory approvals, financing and strategic partner support are obtained. Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))

Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-gential warts. In fiscal 2010, the Company completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. Topical Interferon Alpha-2b showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company has not yet determined its next steps forward for this indication, if applicable. Currently, the Company is not allocating resources to this indication.

Topical Interferon Alpha-2b (other indications)

In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical lesions, we believe that there is potential to develop the product for additional indications. However, the Company is not allocating resources to evaluating other potential clinical indications at this time.

Selected Annual Data

The following table depicts selected annual data for the fiscal years ended July 31:

	2011	2010	2009
Product revenue	$4,406,000	$3,925,000	$3,244,000
License fee and royalty revenue	$126,000	$509,000	$597,000
Interest income, net	$188,000	$49,000	$339,000
Research and development expense	$7,323,000	$10,715,000	$10,322,000
Operating, general and administration expense	$4,434,000	$3,176,000	$3,917,000
Stock-based compensation expense	$2,082,000	$1,275,000	$1,023,000
Foreign exchange gain / (loss)	$(2,000)	$(564,000)	$(133,000)
Net loss for the year	$(11,348,000)	$(14,469,000)	$(14,102,000)
Deficit, beginning of year	$(87,263,000)	$(72,794,000)	$(58,692,000)
Deficit, end of year	$(98,611,000)	$(87,263,000)	$(72,794,000)
Basic and diluted loss per common share	$(0.17)	$(0.24)	$(0.27)
Weighted average number of common shares	65,321,170	59,123,321	52,001,636
Working capital	$19,470,000	$13,387,000	$15,296,000
Total assets	$24,371,000	$18,114,000	$19,319,000

Revenue

Revenue consists of:

  product revenue, including the distribution in Canada of Klean-Prep®, Orthovisc® and Monovisc®; and

  until December 1, 2010, royalty payments from Helsinn relating to its license of the Company’s Klean-Prep® technology.

The following table summarizes the Company’s revenue by category for the fiscal years ended July 31:

	2011	2010	2009
Product revenue	$4,406,000	$3,925,000	$3,244,000
License fee and royalty revenue	126,000	509,000	597,000
	$4,532,000	$4,434,000	$3,841,000
Percentage of product revenue generated by the top five customers	59%	58%	65%
Percentage of license fees and royalty revenues represented by Helsinn	100%	100%	85%

Product revenue

The Company distributes the following products in Canada:

  Orthovisc® and Monovisc®, treatments for osteoarthritis of the knee;

  Normacol® and Klean-Prep®, gastrointestinal products; and

  Imunovir®, an immune system modulating drug.

The Company has an exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® and Monovisc® in Canada. This contract expires December 31, 2014.

In January 2010, the Company signed a four year renewal contract with Newport Pharmaceuticals for the exclusive distribution of Imunovir® in Canada. Revenues from Imunovir® have represented less than 10% of total product revenue in each of the last three fiscal years.

The Company will cease distribution of Normacol® once current inventory runs out. In the last three fiscal years, revenue from sales of Normacol® represented 3.7% or less of the Company’s total product revenue.

Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep®, Orthovisc® and Monovisc®. In fiscal 2011, except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in Klean-Prep® as well as the combined product sales of Orthovisc® and Monovisc®. In fiscal 2010, except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of Orthovisc® and Monovisc®. Monovisc® was a new product launch for the Company in the 2010 fiscal year. During the fiscal year 2009, there was moderate growth in product revenue.

For further information regarding the Company’s distribution operations, please see the Company’s recently filed fiscal 2011 Form 20-F at www.sedar.com and at www.sec.gov.

License fees and royalties

License fees and royalties consist of fees received from Helsinn pursuant to a license agreement granting Helsinn the right to sell Klean-Prep®, and fees received from Lumera Corporation pursuant to an exclusive sub-license agreement with respect to the Company’s biochip technology. Royalties from Helsinn are only for the months of August to December, 2010. The Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The Company’s license arrangement with Lumera Corporation provided for certain minimum royalty payments. Lumera Corporation terminated this sub-license agreement effective December 19, 2008.

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep® for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep® by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule set to start immediately following the U.S. commercialization of Klean-Prep®.

The agreements with Helsinn were effective December 1, 2010, and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

The following table summarizes the revenues by geographic region for the fiscal years ended July 31:

	2011	2010	2009
Canada:
Product revenue	$4,025,000	$3,606,000	$3,057,000
License fee and royalty revenue	–	–	–
United States:
Product revenue	381,000	319,000	187,000
License fee and royalty revenue	–	–	89,000
Europe:
Product revenue	–	–	–
License fee and royalty revenue	126,000	509,000	508,000
	$4,532,000	$4,434,000	$3,841,000

License fee and royalty revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a US company. The preponderance of the Company’s capital assets are located in Canada.

Cost of sales

Cost of sales consists of all laid-down costs (sum of product and transportation costs) plus third-party warehousing, handling and distribution costs.

Research and development

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs. Current research and development expenditures consist solely of costs related to the development of the Company’s L-DOS47 and Topical Interferon Alpha-2b drug product candidates. Expenditures vary based upon the various stages of completion during a particular period.

Operating, general and administrative costs

Operating, general and administrative costs consist of administrative wages, audit and consultancy services, insurance, and costs associated with being a public company.

Sales and marketing

Sales and marketing expenses consist of sales related wages, commissions and marketing, advertising and promotion, regulatory fees and quality compliance associated with the Company’s product distribution business in Canada.

Amortization of intangible and capital assets

Amortization of intangible assets consists of capitalized patents. Amortization of capital assets consists of normal amortization charges for furniture, scientific equipment and computers.

Stock-Based compensation

The stock based compensation expense for fiscal 2011 relate to stock options granted on December 17, 2008, December 14, 2009, August 17, 2010 and July 31, 2011 that are being expensed over their vesting period. The July 31, 2006 stock options were fully vested by the end of fiscal 2011.

Interest income, net

Interest income, net, consists of interest earned from funds deposited on account with financial institutions.

Foreign exchange loss/gain

Foreign exchange gain/loss consists of exchange transactions from purchases denominated in foreign currency plus foreign exchange translations associated with the Company’s integrated foreign operation in Europe which consist mainly of cash, denominated in Euros.

Income taxes

All income taxes paid by the Company are attributable to the Company’s operations in Ireland.

Summary of Quarterly Results (Canadian GAAP)

The following tables summarize the Company’s unaudited quarterly consolidated financial information for the previous three fiscal years. This data has been derived from the consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

The following table summarizes revenues per quarter for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2011	$1,205,000	$1,188,000	$1,089,000	$1,050,000	$4,532,000
Fiscal 2010	$1,020,000	$1,121,000	$1,114,000	$1,179,000	$4,434,000
Fiscal 2009	$1,119,000	$863,000	$924,000	$935,000	$3,841,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties.

Revenue during fiscal 2011 has decreased over the quarters but has increased when compared to fiscal 2010 as a result of higher product revenues, with the majority of the increase reflected in Klean-Prep® as well as the combined product sales of Orthovisc® and Monovisc®. For fiscal 2011 royalty revenues, the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. The agreements with Helsinn are effective December 1, 2010, and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Revenue during fiscal 2010 remained stable over the quarters but increased when compared to fiscal 2009 as a result of the Company commencing the distribution of Monovisc® in Canada in the first quarter of 2010.

Revenue during fiscal 2009 was relatively stable except for the increase in the first quarter of fiscal 2009. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

The majority of product revenue consists mainly of revenue from the sale in Canada of Klean-Prep®, Orthovisc® and Monovisc®.

The following table summarizes net earnings (loss) per quarter for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2011	$(3,563,000)	$(2,231,000)	$(2,939,000)	$(2,615,000)	$(11,348,000)
Fiscal 2010	$(3,473,000)	$(3,675,000)	$(4,200,000)	$(3,121,000)	$(14,469,000)
Fiscal 2009	$(2,321,000)	$(4,252,000)	$(4,134,000)	$(3,395,000)	$(14,102,000)

Losses over the last twelve fiscal quarters are attributable primarily to research and development expenditures. In addition, for fiscal 2011, the Company incurred higher operating, general and administration expenditures which is the result of higher investor relations fees and associated costs to increase the Company’s visibility and awareness in the U.S. capital markets, higher accounting and legal fees and additional stock exchange listing fees for both the Toronto and NYSE Amex stock exchanges. Also, the Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the US Securities and Exchange Commission (the “SEC”).

The following table summarizes quarterly net loss per share for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2011	$(0.06)	$(0.03)	$(0.05)	$(0.03)	$(0.17)
Fiscal 2010	$(0.06)	$(0.06)	$(0.07)	$(0.05)	$(0.24)
Fiscal 2009	$(0.05)	$(0.08)	$(0.08)	$(0.06)	$(0.27)

Year Ended July 31, 2011 vs. Year Ended July 31, 2010

Results from operations

The Company recorded a loss of $11,348,000 and $14,469,000, respectively, for the fiscal periods ended July 31, 2011 and 2010, for a loss per common share of $0.17 and $0.24, respectively.

The lower loss in fiscal 2011 mainly reflects lower research and development expenditures and lower foreign exchange losses which were partially offset by higher operating, general and administrative costs and stock-based compensation in addition to a gain on sale of certain international Klean-Prep® rights to Helsinn.

Revenues

Total revenues in fiscal 2011 were $4,532,000 and represent an increase of $98,000 or 2.2% when compared to total revenues in fiscal 2010 of $4,434,000. Product revenue contributed to the increase in revenue in fiscal 2011 when compared to fiscal 2010 and was offset by a decrease in license fees and royalties due to an agreement to assign certain international Klean-Prep® rights to Helsinn.

Product revenue

Product revenue in fiscal 2011 totalled $4,406,000 and represents an increase of $481,000 or 12.3% when compared to product revenue in fiscal 2010 of $3,925,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the sales of Klean-Prep® and the combined product sales of Orthovisc® and Monovisc®.

License fees and royalties

License fees and royalties in fiscal 2011 totalled $126,000 and represent a decrease of $383,000 or 75.2% when compared to fiscal 2010. The Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. The agreements with Helsinn are effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Cost of sales

Cost of sales in fiscal 2011 and fiscal 2010 totalled $1,642,000 and $1,669,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2011 and fiscal 2010 were 37.3% and 42.5%, respectively. The decrease in cost of sales on a percentage basis reflects the appreciation of the Canadian dollar versus both the U.S dollar and Euro and for the first two quarters of fiscal 2011, goods sold with a cost base of zero.

Research and development

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:

	2011	2010	2009
DOS47	$5,674,000	$6,049,000	$4,389,000
Topical Interferon Alpha-2b	3,278,000	5,733,000	5,933,000
Research and development tax credits	(1,629,000)	(1,067,000)	–
	$7,323,000	$10,715,000	$10,322,000

Research and development expenditures in fiscal 2011 totalled $7,323,000 and represent a decrease of $3,392,000 or 31.7% when compared to fiscal 2010. For fiscal 2011, L-DOS47 expenditures totalled $5,674,000 and represent a 6.2% decrease when compared to fiscal 2010. Topical Interferon Alpha-2b expenditures totalled $3,278,000 and represent a 42.8% decrease when compared to fiscal 2010.

For fiscal 2010, L-DOS47 expenditures totalled $6,049,000 and represent a 37.8% increase when compared to fiscal 2009. Topical Interferon Alpha-2b expenditures totalled $5,733,000 and represent a 3.4% decrease when compared to fiscal 2009.

In fiscal 2011, the Company received research and development tax credits of $547,000 (2010 - $229,000; 2009 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2011 of $1,967,000 (2010 - $838,000; 2009 – nil).

For the fiscal 2011 L-DOS47 expenditures, the L-DOS47 research and development expenditures reflect collaborative scientific research and clinical research expenditures associated with the applications for a Phase I IND to conduct a Phase 1 Clinical Study in the U.S. and a Polish Phase I/II CTA filing. In the last two fiscal quarters of fiscal 2011, the Company received approval for both the U.S and Polish applications.

For the fiscal 2011 Topical Interferon Alpha-2b expenditures, lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed. The Company has concentrated its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions.

Operating, general and administration

Operating, general and administration expenses in fiscal 2011 totalled $4,434,000 and represent a increase of $1,258,000 or 39.6% when compared to fiscal 2010. The increase in operating, general and administrative expenditures mainly reflects higher investor relation fees and associated costs to increase the Company’s visibility and awareness in the U.S. capital markets, higher accounting and legal fees and additional stock exchange listing fees for both the Toronto and NYSE Amex stock exchanges.

Sales and marketing

Sales and marketing expenses in fiscal 2011 totalled $1,124,000 and represent a decrease of $1,000 or 0.1% when compared to fiscal 2010.

Amortization of intangible and capital assets

Amortization of intangible assets in both fiscal 2011 and 2010 totalled $nil. The Company took a write-down of intangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2011 decreased $25,000 when compared to fiscal 2010.

Stock-based compensation

Stock-based compensation expense in fiscal 2011 totalled $2,082,000 and represents an increase of $807,000 when compared to fiscal 2010. The stock-based compensation expense in fiscal 2011 relates to the ongoing amortization of compensation costs of 1,164,000 stock options granted on July 29, 2011; 893,000 stock options granted on August 17, 2010; 968,000 stock options granted on December 14, 2009 and 2,070,000 stock options granted on December 17, 2008, over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter.

Interest income, net

Interest income totalled $188,000 in 2011 and $49,000 in 2010. The increase in interest income in fiscal 2011 reflects higher interest rates earned on deposits as well as increased cash balances.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $2,000 in fiscal 2011 and $564,000 in fiscal 2010. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros.

Impairment of intangible assets

Impairment of intangible assets totaled $nil in both fiscal 2011 and 2010.

Income taxes

Income tax expenses totalled $334,000 in fiscal 2011 and $46,000 in fiscal 2010. Income taxes are mainly attributable to the Company’s operations in Ireland.

Year Ended July 31, 2010 vs. Year Ended July 31, 2009

Results from operations

The Company recorded a loss of $14,469,000 and $14,102,000, respectively, for the fiscal periods ended July 31, 2010 and 2009, for a loss per common share of $0.24 and $0.27, respectively.

The higher loss in fiscal 2010 mainly reflected higher research and development expenditures, stock-based compensation expense, lower interest income and a large foreign exchange loss which were offset by an investment tax credit.

Revenues

Total revenues in fiscal 2010 were $4,434,000 and represent an increase of $593,000 or 15.4% when compared to total revenues in fiscal 2009 of $3,841,000. Product revenue contributed to the increase in revenue in fiscal 2010 when compared to fiscal 2009 and was offset slightly by a decrease in license fees and royalties.

Product revenue

Product revenue in fiscal 2010 totalled $3,925,000 and represents an increase of $681,000 or 21.0% when compared to product revenue in fiscal 2009 of $3,244,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of Orthovisc® and Monovisc®. The Company commenced the distribution of Monovisc® in the 2010 fiscal year.

License fees and royalties

License fees and royalties in fiscal 2010 totalled $509,000 and represent a decrease of $88,000 or 14.7% when compared to fiscal 2009. The decrease reflects the fiscal 2009 final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of a sub-license agreement.

Cost of sales

Cost of sales in fiscal 2010 and fiscal 2009 totalled $1,669,000 and $1,516,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2010 and fiscal 2009 were 42.5% and 46.7%, respectively. The decrease in cost of sales on a percentage basis was mainly the result of the Company commencing the distribution of Monovisc® in Canada.

Research and development

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:

	2010	2009	2008
DOS47	$6,049,000	$4,389,000	$2,876,000
Topical Interferon Alpha-2b	5,733,000	5,933,000	2,188,000
Research and development tax credits	(1,067,000)	–	–
	$10,715,000	$10,322,000	$5,064,000

Research and development expenditures in fiscal 2010 totalled $10,715,000 and represent an increase of $393,000 or 3.8% when compared to fiscal 2009. L-DOS47 expenditures totalled $6,049,000 in fiscal 2010 and represent a 37.8% increase when compared to fiscal 2009. Topical Interferon Alpha-2b expenditures totalled $5,733,000 in fiscal 2010 and represent a 3.4% decrease when compared to fiscal 2009. In fiscal 2010 the Company received research and development tax credits of $229,000 (2009 – nil; 2008 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2010 of $838,000 (2009 – nil; 2008 – nil).

The increase in research and development expenditures associated with L-DOS47 are primarily related to higher collaborative scientific research expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings.

Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs being in late stages of completion during fiscal 2010. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of a U.S. Phase II/III IND and a CTA for a European Phase III trial filing for the low-grade cervical lesions indication.

Operating, general and administration

Operating, general and administration expenses in fiscal 2010 totalled $3,176,000 and represent a decrease of $741,000 or 18.9% when compared to fiscal 2009. The decrease in operating, general and administrative expenditures mainly reflects lower investor and media relations expenditures and associated marketing materials in fiscal 2010 coupled with higher expenditures in fiscal 2009 associated with consulting services which have since been terminated, SEC registration statement filings and the implementation of a new financial reporting system.

Sales and marketing

Sales and marketing expenses in fiscal 2010 totalled $1,125,000 and represent an increase of $156,000 or 16.1% when compared to fiscal 2009. The increase mainly reflects higher marketing and promotion activities and quality compliance expenditures associated with the product launch of Monovisc® in Canada.

Amortization of intangible and capital assets

Amortization of intangible assets in fiscal 2010 totalled $nil and represents a decrease of $12,000 when compared to fiscal 2009. The lower amortization expense of intangible assets was the result of a write-down of intangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2010 increased $155,000 when compared to fiscal 2009. The higher amortization expense of capital assets in fiscal 2010 is the result of higher capital acquisitions in recent periods.

Stock-based compensation

Stock-based compensation expense in fiscal 2010 totalled $1,275,000 and represents an increase of $252,000 when compared to fiscal 2009. The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 as well as 968,000 stock options granted on December 14, 2009 over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter.

Interest income, net

Interest income totalled $49,000 in 2010 and $339,000 in 2009. The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $564,000 in fiscal 2010 and $133,000 in fiscal 2009. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros. During fiscal 2010, the Euro materially depreciated against the Canadian dollar.

Impairment of intangible assets

Impairment of intangible assets totaled $nil in fiscal 2010 and $98,000 in fiscal 2009. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income taxes

Income tax expenses totalled $46,000 in fiscal 2010 and $18,000 in fiscal 2009. Income taxes are mainly attributable to the Company’s operations in Ireland.

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with Canadian GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Use of estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2011 of $nil (2010 - $nil; 2009 – $98,000). The impairment charge in fiscal 2009 relates to intellectual property.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Recent Canadian Accounting Standards and Pronouncements

Recently adopted

Multiple deliverable revenue arrangements

In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of EIC-175 did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company is completing its transition to IFRS which includes finalizing its accounting policies, financial statement presentation and disclosure options available on initial changeover to IFRS and implementing information technology and data system changes and modification to internal control over financial reporting.

Business combinations, non-controlling interests and consolidated statements:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as economic conditions relating to the state of the capital markets generally.

In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for net proceeds of $9,659,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $2.36 until October 1, 2011.

In fiscal 2010, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for net proceeds of $11,597,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase one common share at a price of $2.87 until September 7, 2012.

In fiscal 2011, the Company completed three separate private placements. The first private placement was completed on August 6, 2010. The Company completed a private placement issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,457,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase one common share at a price of $3.40 until August 5, 2013. The second private placement in fiscal 2011 was completed on March 28, 2011, where the Company issued 1,652,719 units at $2.39 per unit, for net proceeds of $3,916,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $3.35 until March 27, 2016. The third private placement in fiscal 2011 was completed March 30, 2011, where the Company issued 918,365 units at $2.39 per unit, for net proceeds of $2,020,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $3.35 until March 29, 2016.

At July 31, 2011, 2010, and 2009, the Company had cash and cash equivalents totalling $19,044,000, $13,125,000 and $14,494,000, respectively. The $5,919,000 increase in cash and cash equivalents in fiscal 2011 reflects financing activities of $15,431,000, investing activities of $829,000 and a use of cash in operating activities of $10,339,000, which includes a net loss for the year of ($11,348,000) with significant adjustments in operating activities related to stock-based compensation of $2,082,000; amortization of capital assets of $404,000; other receivables of $(201,000) and $(164,000) in changes to non-cash working capital.

At July 31, 2011, 2010, and 2009, the total number of common shares issued was 67,164,934, 59,975,335 and 53,175,335, respectively and the Company’s working capital was and $19,470,000, $13,387,000, and $15,296,000, respectively.

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability, the risks to its operations.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available to the Company. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available to the Company. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

Capital Expenditures

In fiscal 2012, the Company is planning to spend approximately $30,000 in capital expenditures, primarily on research and development equipment and computers. The Company is financing these expenditures from internal cash resources.

The following table summarizes the capital expenditures made by the Company in the fiscal years ended July 31:

	Amount	Type
Fiscal 2011	$507,000	Capital asset purchases
Fiscal 2010	$607,000	Capital asset purchases
Fiscal 2009	$932,000	Capital asset purchases

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b. In fiscal 2011, the Company purchased a new mass spectrometer which increased its capital expenditures from that previously forecasted.

In fiscal 2011, the Company realized a $59,000 loss on disposition of capital assets (2010 – Nil; 2009 – Nil).

Related Party Transactions

The Company had the following related party transactions for the fiscal years ended July 31:

	2011	2010	2009
Legal fees to Cawkell Brodie Glaister LLP	$534,000	$334,000	$287,000
Contracted fill-finish services with Cangene bioPharma Inc.	169,000	167,000	156,000
Private placement with a director of the Company	1,000,000	–	–

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP, is legal counsel to the Company. Kenneth A. Cawkell, a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. Jack Kay, a director of the Company, is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units. Also see Note 6 of the Consolidated Financial Statements – Shareholders’ Equity.

In fiscal 2011 the Company signed an agreement where a director of the Company, Kazimierz Roszkowski-Sliz, is the head of one of the hospitals responsible for conducting the L-DOS47 clinical trial studies in Poland. Other than the signing of the agreement, there were no related party transactions among the parties during fiscal 2011, since the trials have not yet commenced.

Financial Instruments

The Company has classified its financial instruments as follows:

	2011		2010
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial assets:
Cash and cash equivalents	$19,044,000	Level 1	$13,125,000	Level 1
Accounts receivable	$1,906,000	Level 1	$1,365,000	Level 1

Financial Liabilities:
Accounts payable, measured at amortized cost	$1,085,000	Level 1	$1,392,000	Level 1
Accrual liabilities, measured at amortized cost	$804,000	Level 1	$821,000	Level 1

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 reflects valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 reflects valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 reflects valuation techniques with significant unobservable market inputs.

The fair value of financial instruments as at July 31, 2011 and 2010 approximates their carrying value because of the near-term maturity of these instruments.

Cash Flow

The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:

	2011	2010	2009
Operating activities	(10,339,000)	(12,193,000)	(13,157,000)
Financing activities	15,431,000	11,947,000	9,659,000
Investing activities	829,000	(559,000)	(932,000)
Impact of foreign exchange on cash balances	(2,000)	(564,000)	(133,000)
Net increase (decrease) in cash and cash equivalents	5,919,000	(1,369,000)	(4,563,000)

Cash and cash equivalents, beginning of year	13,125,000	14,494,000	19,057,000
Cash and cash equivalents, end of year	19,044,000	13,125,000	14,494,000

Cash used in operating activities in fiscal 2011 includes a loss for the year of ($11,348,000) with significant adjustments in operating activities related to stock-based compensation of $2,082,000; amortization of capital assets of $404,000; a realized gain of $1,366,000 from the sale of licenses; other receivables of $(201,000) and $(164,000) in changes to non-cash working capital.

Cash used in operating activities in fiscal 2010 includes a loss for the year of ($14,469,000) with significant adjustments in operating activities related to stock-based compensation of $1,275,000; amortization of capital assets of $429,000; other receivables of ($459,000); foreign exchange loss of $564,000; and $540,000 in changes to non-cash working capital.

Cash used in operating activities in fiscal 2009 includes a loss for the year of ($14,102,000) with significant adjustments in operating activities related to stock-based compensation of $1,023,000; amortization of capital assets of $274,000; foreign exchange loss of $133,000; an intangible impairment charge to intellectual property of $98,000 and ($718,000) in changes to non-cash working capital.

Cash provided from financing activities in fiscal 2011, 2010 and 2009 is virtually all attributable to the Company completing various rounds of private placement financings with $38,000 and $350,000 respectively in fiscal 2011 and 2010 which related to proceeds from the exercise of stock options.

Investing activities in fiscal 2011 represent a source of cash totalling $829,000 while in fiscal 2010 and 2009 investing activities represent a use of cash totalling $559,000 and $932,000, respectively. Any cash used in investing activities in each fiscal year is all attributable to capital purchases made by the Company except for offsetting proceeds totalling $1,336,000 from the sale of a Klean-Prep® license in fiscal 2011 and $48,000 in fiscal 2010 from the sale of Orchid Cellmark shares.

As of July 31, 2011, the Company had $35,700,000 in tax loss carry-forwards which expire between fiscal 2013 and 2031. The only corporate taxes owed relate to the Company’s integrated foreign subsidiary in Ireland.

Research and Development, Patents and Licenses, etc.

The Company’s primary focus is research and development of innovative products for the treatment and prevention of cancer based on its proprietary technologies. The Company currently incurs research and development expenditures solely on the development of L-DOS47 and Topical Interferon Alpha-2b.

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred. Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To date, the Company has not deferred any internally generated development costs.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third-party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s current commitments into future periods:

						2017 and
	2012	2013	2014	2015	2016	beyond	Total
Royalty and in-licensing (1)	$10,000	$10,000	$10,000	$10,000	$10,000	$80,000	$130,000
Clinical research organizations (2)	2,020,000	2,358,000	2,290,000	322,000	–	–	6,990,000
Contract manufacturing organizations (3)	590,000	–	–	–	–	–	590,000
Collaborative research organizations (4)	128,000	104,000	–	–	–	–	232,000
Purchases of inventory (5)	1,205,000	1,311,000	1,400,000	620,000	–	–	4,536,000
Operating leases (6)	260,000	106,000	97,000	–	–	–	463,000
Share capital issuance (7)	89,000	–	–	–	–	–	89,000
Consulting (8)	498,000	235,000	152,000	–	–	–	885,000
	$4,800,000	$4,124,000	$3,949,000	$952,000	$10,000	$80,000	$13,915,000

(1)	Represents future minimum royalties.
(2)

The Company has two separate clinical research organizations (“CRO”) supplier agreements, whereby the CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

(3)

The Company has two separate contract manufacturing organizations (“CMO”) supplier agreements related to the Company’s Topical Interferon Alpha-2b program: a CMO agreement for the manufacturing of clinical trial kits and a CMO agreement relating to the GMP scale-up manufacturing program. The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.

(4)

The Company has two collaborative research service agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

(5)	Orthovisc® and Monovisc® purchase commitments. The Company has inventory purchase commitments of $4,536,000 with one supplier through to December 2014.
(6)	The Company owes $463,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7)	The Company has share capital issuance commitments of $89,000 through to fiscal 2012.
(8)	The Company has entered into consulting services arrangements for both research and development consulting services as well as investor relations services of $885,000 through fiscal 2014.

Quantitative and Qualitative Disclosures about Market Risk

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavors not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Most recently, however, the Company has raised additional capital via private placements as discussed in notes 6 to the consolidated financial statements for the year ended July 31, 2011.

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

Currency risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. Until December 1, 2010, the Company also received a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-Prep® to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company has recently maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies at July 31, 2011 and 2010 are as follows:

				2011				2010
				US		Pound				US		Pound
		Euros		Dollars		Sterling		Euros		Dollars		Sterling
Cash and cash equivalents		515,000		88,000		–		352,000		281,000		$ –
Accounts receivable		–		–		–		303,000		–		–
Accounts payable and accruals		(358,000)		(225,000)		(3,000)		(292,000)		(513,000)		(16,000)
Net foreign currencies		157,000		(137,000)		(3,000)		363,000		(232,000)		(16,000)
Closing exchange rate		1.3726		0.9555		1.5682		1.3401		1.0283		1.6135
Impact of 1% change in exchange rate	$	+/- 2	$	+/- 1	$	+/- 0	$	+/- 5	$	+/- 2	$	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

The following summary illustrates the fluctuations in the exchange rates during fiscal 2011 and 2010 per $1CDN:

	2011			2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
High	1.4305	1.0642	1.6451	1.5799	1.0889	1.7969
Average	1.3680	0.9943	1.5888	1.4490	1.0494	1.6511
Low	1.2847	0.9449	1.5297	1.2685	1.0051	1.5254

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at July 31:

	2011	2010
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$304,000	$269,000
31 to 60 days	144,000	123,000
61 to 90 days	16,000	52,000
Over 90 days	1,000	–
Trade accounts receivable	$465,000	$444,000
Royalty	–	42,000
Government related – HST and VAT	124,000	499,000
Research and development investment tax credits	1,308,000	379,000
Other	15,000	7,000
	$1,912,000	$1,371,000
Allowance for doubtful accounts – trade account	(6,000)	(6,000)
	$1,906,000	$1,365,000

The top five customers included in trade accounts receivable represent approximately 71% of the Company’s total trade accounts receivable as at July 31, 2011, and 61% at July 31, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31:

	2011			2010
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$1,889,000	$1,889,000	$–	$2,213,000	$2,213,000	$–
Income tax payable	$296,000	$296,000	$–	$43,000	$43,000	$–

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

Outstanding Share Data

As at September 30, 2011, the Company had outstanding 67,195,987 common shares; warrants to purchase up to 17,126,084 common shares; and incentive stock options to purchase up to 5,061,784 common shares. In addition, as at September 30, 2011, the Company had commitments to issue up to US$89,000 of common shares pursuant to two consulting agreements, one for investor-relations type services and the other for financial advisory services.

Disclosure Controls and Procedures

The Management of our Company carried out an evaluation, as required by Canadian securities regulatory authorities and the United States Securities and Exchange Commission, with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered, such that the information relating to the Company and its consolidated subsidiaries required to be disclosed (i) is recorded, processed, summarized and reported within the time periods specified and (ii) is accumulated and communicated to the company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Management of our Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of July 31, 2011. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of July 31, 2011.

Changes in Internal Control over Financial Reporting

The Company’s management also carried out an evaluation, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in the Company’s internal control over financial reporting. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that no changes were made to the design of the Company’s internal controls over financial reporting during the fiscal year ended July 31, 2011, that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

Management will continue to review internal controls and procedures as the Company grows and, if appropriate, implement changes to its current internal control processes as the Company is committed to continuous improvement of its internal control environment and financial organization.

RISKS AND UNCERTAINTIES

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported information and forward-looking statements may not necessarily be indicative of future operating results or of future financial position, and actual results may vary from the forward-looking statements or reported information. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results which could cause actual results to differ materially from those reported or from forward-looking statements include, either wholly or in part, those described elsewhere in this MD&A, as well as the following:

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

Helix’s primary focus is on the research and development of pharmaceutical product candidates, which requires the expenditure of significant amounts of cash over a relatively long time period. The Company’s cash flows from its distribution and licensing activities do not, and are not expected to, provide sufficient income to fully fund the Company’s research and development expenditures. The Company has a history of losses, and expects to continue to incur losses for the foreseeable future. The Company’s cumulative deficit as at July 31, 2011 was $98,611,000. There can be no assurance that the Company will ever record any earnings.

Need for additional funding.

Helix has no sources of external liquidity, such as a bank loan or line of credit.

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available to the Company. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available to the Company. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

The Company’s current focus is on its two drug candidates and the Company may change its focus.

Currently, the Company is focusing its efforts and resources on its two lead drug candidates. Commercial success of either candidate is not assured. If either drug candidate does not achieve commercial success, the Company’s business and prospects could be materially adversely affected. In addition, the Company could change its focus or pursue other development activities, the commercial success of which may also not be assured.

Competition and technological change.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Helix faces competition from pharmaceutical companies, biotechnology companies and universities. This competition is intense and expected to increase.

Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Developments by others may render the Company’s products and/or technologies non-competitive, and the Company may not be able to keep pace with technological developments or its competition.

The Company is conducting early stage research and development initiatives for products under development which may not be accepted by the market and may never generate revenue and the Company has limited sales, marketing and distribution experience.

The Company is conducting early stage research and development initiatives and is currently in the process of developing new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before its products in development begin to generate revenues, if at all. There can be no assurance that either L-DOS47 or Topical Interferon Alpha-2b will ever be successfully developed or commercialized.

Even with regulatory approval, the Company may not achieve market acceptance, which depends on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. There is also the risk that the actual market size or opportunity for Helix’s drug candidates is not certain. Failure to gain market acceptance of either of the Company’s products currently under development or an incorrect estimate in the nature and size of their respective markets could have a material adverse effect on the Company.

The Company has limited sales, marketing and distribution experience, and there is no assurance that the Company will be able to establish adequate sales, marketing, and distribution capabilities or make arrangements with any collaborators, strategic partners, licensees, or others to perform such activities, or that such efforts will be successful.

The timing of our internal goals, including our expected duration of our planned clinical studies, may not be met due to delays, failures, additional data required by the regulatores, lack of funding or lack of strategic partner support, and it is uncertain whether the necessary regulatory filings will be compiled or submitted for the drug candidates as planned or at all and whether Helix will be permitted to undertake the necessary clinical testing or will obtain other necessary regulatory approvals.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of a CTA for Topical Interferon Alpha-2b, commencement and duration of planned clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to a number of factors, including, without limitation, delays in scaling-up of drug product candidates, delays or failures in clinical trials, additional data requirements from the regulators, the Company failing to obtain required financing or strategic partner support and other risks referred to herein.

Without limiting the generality of the foregoing, it is possible that the planned CTA filing will never be made for Topical Interferon Alpha-2b, or the appropriate regulatory filings will never be made for any other products the Company attempts to develop. It is also possible that required regulatory approvals may be delayed or denied, including those related to undertaking clinical trials, manufacturing of drug products, and marketing. In November, 2010, the FDA placed the Company’s IND filing for Topical Interferon Alpha-2b on “clinical hold”, pending the submission and acceptance of further product analytical information. The Company announced on October 12, 2011, that it had filed this additional information, and is currently awaiting FDA review. There can be no assurance that the CTA or IND will be approved. Failure to obtain such approval would have a material adverse effect on the Company.

The Company has expressed certain estimated timelines for its planned U.S. Phase I and Polish Phase I//II studies for L-DOS47 and its expected duration of its proposed U.S. Phase II/III and European Phase III clinical studies for Topical Interferon Alpha-2b (cervical lesion indication). These timelines are contingent on the Company having adequate financing to complete the studies, the expected timing of commencement of patient recruitment and the assumption that the studies will be completed according to the current schedules. A failure to obtain necessary financing or a change in the schedule of the studies (which may occur due to factors beyond our reasonable control, such as scheduling conflicts, the occurrence of serious adverse events, interruption of supplies of study drugs, withdrawals of regulatory approvals, or slow patient recruitment) could delay their commencement or completion, or result in their suspension or early termination, which could have a material adverse effect on the Company.

Intellectual property risks, including the loss of patent protection, the potential termination of licences, the inability to protect proprietary property, and possible claims of infringement against the Company or against a third-party from whom the Company licenses intellectual property.

The Company cannot predict the enforceability of its patents or its ability to maintain trade secrets that may not be protected by patents. Patent risks include the fact that patent applications may not result in issued patents, issued patents may be circumvented, challenged, invalidated or insufficiently broad to protect our products and technologies; blocking patents by third parties could prevent us from using our patented technology; it may be difficult to enforce patent rights, particularly in countries that do not have adequate legal enforcement mechanisms; and any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology.

To protect trade secrets the Company enters into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants, but a party may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way, which could have a material adverse effect on the Company.

Helix uses processes, technology, products, or information, the rights to certain of which are owned by others, such as a license from the NRC of the lung antibody used by the Company for L-DOS47. Termination or expiry of any licenses or rights during critical periods, and an inability to obtain them on commercially favourable terms or at all could have a material adverse effect on the Company and its drug candidates’ development.

Finally, Helix operates in an industry that experiences substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. Helix or one or more of its licensors may be subject to a claim of infringement of proprietary rights by a third party. It is possible that the Company’s products and technologies do infringe the rights of third parties, and the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights, even if there is no infringement. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The inability to modify products or obtain licenses on commercially reasonable terms, in a timely manner or at all, could adversely affect the Company’s business.

Research and development risks, including the need to prove Helix’s drug candidates are safe and effective in clinical trials, including the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47.

The Company’s drug candidates, L-DOS47 and Topical Interferon Alpha-2b, are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned clinical trials, or required regulatory approvals.

There is also the risk that we could obtain negative findings or factors that may become apparent during the course of research or development. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in later clinical trials. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical studies.

The timing and success of the Company’s clinical trials also depend on a number of other factors, including, but not limited to, (i) obtaining additional financing, which is not assured (see “Risks and Uncertainties – Need for additional funding” above); (ii) sufficient patient enrolment, which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out; (iii) regulatory agency policies regarding requirements for approval of a drug, including granting permission to undertake proposed human testing; (iv) Helix’s capacity to produce sufficient quantities and qualities of clinical trial materials to meet the trial schedule; and (v) performance by third parties, on whom the Company relies to carry out its clinical trials.

Clinical trials are complex, expensive and uncertain, and have a high risk of failure, which can occur at any stage. Data obtained from pre-clinical and clinical studies may be interpreted in different ways, or be incorrectly reported, which could delay or prevent further development of the drug candidate studied. Failure to complete clinical trials successfully and to obtain successful results on a timely basis could have a material adverse effect on the Company.

Even if Helix’s drug candidates successfully complete the clinical trials and receive the regulatory approval necessary to market the drug candidates to the public, there is also the risk of unknown side effects, which may not appear until the drug candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect the Company.

Helix is dependent on a number of third-parties and the failure or delay in the performance of one of these third-parties’ obligations may adversely affect us.

The Company is dependent on third parties to varying degrees in virtually all aspects of its business, including without limitation, on contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisers and others. Critical supplies may not be available from third parties on acceptable terms, including GMP grade materials, or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials or services, or any change in supply or service providers or any inability to secure new supply or service providers, would have an adverse impact on the development and commercialization of the Company’s products. Helix relies on BioVectra for its supply of urease, a key component of L-DOS47, as well as for the manufacture of L-DOS47 in bulk for clinical testing. It has previously experienced delays in the manufacturing of both engineering and clinical batches of L-DOS47, which have in turn caused delays in the progression of its development program, and there may be further delays. In the event the contract with BioVectra is terminated early, Helix will have to find a new supplier of urease, as well as a new manufacturer of bulk drug product for future clinical testing programs. There can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development plans for L-DOS47.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering for its supply of interferon alpha-2b. Helix may require a further supply of interferon alpha-2b, beyond the amount originally agreed, to complete Topical Interferon Alpha-2b’s development program, and will require such further supply to commercialize it, should Schering not exercise its license option. There can be no assurance that Schering will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material is considered interchangeable with Schering’s interferon alpha-2b. Helix is reliant on Schering for interferon alpha-2b, and if Schering does not continue its supply, the Company’s completion of development or commercialization of Topical Interferon Alpha-2b could be adversely affected.

In addition, because of the Company’s lack of financing, expertise, infrastructure and other resources to singularly support a new drug product from clinical development to marketing, Helix also requires strategic partner support to develop and commercialize its drug candidates. In the case of Topical Interferon Alpha-2b, in order to be able to conduct its planned U.S. Phase II/III and European Phase III clinical trials, Helix has determined that it will need strategic partner support, which is not assured. This may include revising our agreement with Schering, requiring its consent. The Company will need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47. There can be no assurance that such strategic partner support will be obtained upon acceptable terms or at all.

With respect to L-DOS47, the Company is currently dependent on, in addition to third-party suppliers, manufacturers and consultants, the NRC and its license to the Company of a lung cancer antibody in order to develop and commercialize L-DOS47. Early termination of the license would have a material adverse effect on the further development of L-DOS47 and may require the cessation of such development, which would have a material adverse effect on the Company.

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn, as described under “Overview” above. There can be no assurance that the future transfer of the U.S. rights to Klean-Prep®will occur in a timely manner or at all. The Company is also dependent on Helsinn for its supply of Klean-Prep®for the Company’s distribution in Canada. The parties have entered into a new supply agreement, however there can be no assurance that the agreement will be performed or will not terminate early, in which event the Company would need to seek an alternative supply arrangement, which may not be available on acceptable terms or at all, and which may have a negative impact on the Company’s revenue. A substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from a single supplier. The termination of the supply arrangement, or non-performance by the other party thereto, would negatively impact the Company’s revenues. The Company signed an extension of its agreement with Anika Therapeutics Inc., its supplier of Orthovisc® and Monovisc®, extending the distribution agreement to 2014 and amending certain terms, including minimum sales targets. Any issues with the Company’s ability to obtain adequate supplies, including the possibility that the Company may fail to meet future sales targets, could have a material adverse effect on the Company’s product revenue.

We rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. We may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives, and failure to do so would materially adversely affect our business.

If we can successfully develop markets for our products, we would have to arrange for their scaled-up manufacture. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for scaled-up commercial contract manufacturing. Any potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability, including but not limited to regulatory review of drug pricing, healthcare reforms or the payment and reimbursement policies for drugs by the various insurers and other payors in the industry.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the U.S. FDA, and comparable regulatory authorities in other countries. These agencies and others regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. Approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Changes in regulatory approval policies or regulations during the development period may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, or may decide that our data are insufficient for approval, or require additional preclinical, clinical or other studies and place our IND submissions on hold for an indeterminate amount of time. This has already been demonstrated in the case of our Topical Interferon Alpha-2b IND submission to the FDA, which the FDA placed on “clinical hold”. The Company has since filed its response to the FDA, and is currently awaiting FDA review. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and can adversely affect the successful development and commercialization of our drug candidates.

Even if we obtain marketing approval in a particular jurisdiction, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements in that jurisdiction. Pharmaceutical companies are subject to various government regulations, including without limitation, requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future regulations.

The availability of reimbursement by governmental and other third-party payors, such as private insurance plans, will affect the market for any pharmaceutical product, and such payors tend to continually attempt to contain or reduce the costs of healthcare. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

The Company operates in an industry that is more susceptible to legal proceedings. The Company may become involved in litigation.

The Company operates in a field consisting of firms that are more susceptible to legal proceedings than firms in other industries, due to the uncertainty involved in the development of pharmaceuticals. Defense and prosecution of legal claims can be expensive and time consuming, may adversely affect the Corporation regardless of the outcome due to the diversion of financial, management and other resources away from the Corporation’s primary operations, and could impact the Company's ability to continue as a going concern in the longer term. Negative judgments against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development of its drug products.

The Company may be exposed, in particular, to liability claims which are uninsured or not sufficiently insured, and any claims may adversely affect the Company’s ability to obtain insurance in the future or result in negative publicity regarding its reputation or the efficacy of its products.

Subsequent to the Company’s fiscal year-end, the Company terminated an agreement with a third party providing investor relations and related services. The termination was announced by the Company in a press release issued on October 20, 2011. The termination of this agreement could result in litigation.

The sale of products in our distribution operations, the use of any of our unapproved products under development, the use of our products in clinical trials, and, if regulatory approval is received, the sale of such products, may expose us to liability claims which could materially adversely affect our business. We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Even with adequate insurance coverage, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could materially adversely affect our business.

Arrangements known to the Company, the operation of which may at a subsequent date result in a change of control.

On August 4, 2011, the Company received a shareholder proposal (the “Proposal”) from a shareholder (the “Proposing Shareholder”) for inclusion in the Company’s management proxy circular to be circulated to the Company’s shareholders in connection with the Company’s 2011 annual meeting of shareholders. The Proposal, among other things, proposed that three new director nominees be elected to the Board of Directors of the Company (the “Board”) together with four incumbent nominees.

On October 3, 2011, certain shareholders (the “Investor Group”), including the Proposing Shareholder, filed a Schedule 13D with the SEC. The Schedule 13D disclosed that, among other things, as of August 3, 2011, the Investor Group beneficially owned a total of 14,127,720 common shares or approximately 19.2% of the Company’s outstanding common shares. This total includes 6,240,000 common shares issuable by the Company upon the exercise of share purchase warrants held by one member of the Investor Group.

As announced on October 18, 2011, certain members of the Investor Group requested the Board of Directors to call a meeting of shareholders to (i) pass a resolution to fix the number of directors for election to the Board for the ensuing year at seven; and (ii) to conduct, and pass a resolution for, the election of directors of the Board, including to consider the nominees identified in the Proposal, or additional directors to fill vacancies resulting from identified nominees being unwilling or unable to stand for election at the meeting. The Company is considering the request. The Company is already due to have its Annual General Meeting, at which directors are to be elected, prior to the end of January, 2012.

If a change of control were to occur, it could lead to, among other things, the triggering of change of control clauses in certain executive employment agreements which could result in key personnel voluntarily leaving the Company with compensation, or key personnel otherwise leaving the company. Any change of control could also lead to a change in the business strategy of the Company, which could have an adverse effect on the Company’s current and planned operations. See the Company’s fiscal 2011 Form 20-F at www.sedar.com and at www.sec.gov for a further discussion of these events.

The Company is dependent upon key personnel.

The Company’s ability to continue its development of potential products depends on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. In addition, the Company does not carry key-man insurance on any individuals. If the Company loses and is unable to replace key personnel, its business could be negatively affected.

Indemnification obligations to our directors and senior management may adversely affect our finances.

We have entered into agreements pursuant to which we will indemnify our directors and senior management in respect of certain claims made against them while acting in their capacity as such. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

The Company’s financial condition may fluctuate based on foreign currency exchange rates.

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar.

Dilution through exercise of stock options, warrants and future equity financings.

To attract and retain key personnel, the Company has granted to its key employees, directors and consultants options to purchase common shares and share awards as non-cash incentives. In addition, the Company has a significant number of warrants to purchase common shares outstanding. The issuance of shares pursuant to share awards and the exercise of a significant number of such options and warrants may result in significant dilution of other stockholders of the Company.

As noted above, the Company needs additional funding and has historically turned to the equity markets to raise this funding. The future sale of equity and warrants may also result in significant dilution to the stockholders of the Company.

Volatility of share price and trading volumes.

The price of the Company’s shares, as well as market prices for securities of biopharmaceutical and drug delivery companies generally, have historically been highly volatile, and have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. There are minimum listing requirements for an issuer to maintain its listing on the TSX or NYSE Amex, and if the Company fails to maintain these listing requirements, it may be delisted from the TSX or NYSE Amex. De-listing of our Company or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of our Company, and could have an adverse effect on our ability to raise future equity financings. Helix’s common shares trade in a very low amount compared to the number of common shares outstanding. This means a shareholder could have difficulty disposing of common shares, especially if there are other shareholders of the Company trying to sell their shares in the Company at the same time. Volatility in share price and trading volumes could have an adverse effect on our ability to raise future equity financings.

General economic conditions may have an adverse effect on the Company and its business.

Continuing global economic volatility and uncertainty may have an adverse effect on the Company and its business, including without limitation our ability to raise additional financing, to obtain strategic partner support or commercialization opportunities and alliances for our new drug candidates, and to ensure continued services and supplies.

The Company’s business involves environmental risks that could result in accidental contamination, injury, and significant capital expenditures in order to comply with environmental laws and regulations.

The Company and its commercial collaborators are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of materials and certain waste products. Although the Company believes that its safety procedures comply with the regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company is not specifically insured with respect to this liability. The Company (or its collaborators) may be required to incur significant costs to comply with environmental laws and regulations in the future; and the operations, business or assets of the Company may be materially adversely affected by current or future environmental laws or regulations.

Risk Factors in other public filings

These and other risks and uncertainties are more fully described under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

Additional Information

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the fiscal year ended July 31, 2011, is available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Dated October 28, 2011